SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                  ALDILA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    014384101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                NOVEMBER 6, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 014384101                        13D                 Page 2 of 7 Pages
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================================================================================
(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

                     ACQUISITOR HOLDINGS (BERMUDA) LTD.
-------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                  (a)     |_|
                                                                  (b)     |_|
-------------------------------------------------------------------------------
(3)     SEC  Use  Only
-------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)

                     WC
-------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings
        is Required Pursuant to Items  2(d)  or  2(e).                    |_|
-------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization

                     BERMUDA
-------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                                  322,816
Shares
Bene-
             ------------------------------------------------------------------
ficially     (8)     Shared  Voting  Power
Owned                               -0-
By
             ------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                                 322,816
Person
             ------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                                    -0-
             ------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
                                    322,816
-------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                |_|
-------------------------------------------------------------------------------

(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                    6.5%
-------------------------------------------------------------------------------

(14)    Type  of  Reporting  Person

                                     CO
===============================================================================

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CUSIP No. 014384101                        13D                 Page 3 of 7 Pages
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         The  following  constitutes  Amendment  No.  1 to Statement on Schedule
13D (the "Amendment") filed by the undersigned. This Amendment amends the original Statement on Schedule 13D filed by the undersigned with the Securities and Exchange Commission on October 9, 2002.

Item  1.          Security  and  Issuer.

                  This statement relates to shares (the "Shares") of the Common Stock, par value $0.01 per share ("Common Stock"), of Aldila, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 13450 Stowe Drive, Poway, California 92064.


Item  2.          Identity  and  Background.

         Items  2(a),  2(b),  2(c)  &  2(f).

                  This Schedule 13D is filed by Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda (the "Reporting Person"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Reporting Person was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. The Reporting Person is managed by its Board of Directors.

                  In accordance with the provisions of General  Instruction C to
Schedule 13D, information concerning the executive officers and directors of the Reporting Person is included in Schedule A hereto and is incorporated by reference herein.

                  (d) During the last five years, the Reporting Person and the members of its Board of Directors have not been convicted of a criminal proceeding (excluding traffic violation and similar misdemeanors).

                  (e) During the last five years, the Reporting Person and the members of its Board of Directors have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.          Source  and  Amount  of  Funds  or  Other  Consideration.

                  The aggregate purchase price of the 322,816 shares of Common Stock acquired by the Reporting Person is $1,549,186 in newly issued shares of the Reporting Person.

Item  4.          Purpose  of  Transaction.

                  The Reporting Person believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. It presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein. The Reporting Person intends to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to

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CUSIP No. 014384101                        13D                 Page 4 of 7 Pages
-------------------                                            -----------------

all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to elect a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Reporting Person may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in this Item 4.

Item  5.          Interest  in  Securities  of  the  Issuer.

                  (a) As of the close of business on November 11, 2003, the Reporting Person beneficially owned 322,816 shares of Common Stock constituting approximately 6.52% of the shares of Common Stock outstanding. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 4,947,648 shares of Common Stock outstanding as of August 13, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.

                  (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

                  (c) In the last 60 days, the Reporting Person effected no transactions in the Common Stock other than as follows:

                                                            Number of
Filing Party                           Date     Buy or Sell  Shares    Price
Acquisitor Holdings (Bermuda) Ltd.  10/30/2003  Buy          13,000    $ 3.07
Acquisitor Holdings (Bermuda) Ltd.   11/3/2003  Buy          24,583    $ 3.30
Acquisitor Holdings (Bermuda) Ltd.   11/6/2003  Buy          12,600    $ 3.61
Acquisitor Holdings (Bermuda) Ltd.  11/10/2003  Buy           5,000    $ 3.24

                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                  (e)  Not  Applicable


           [The remainder of this page was intentionally left blank.]

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CUSIP No. 014384101                        13D                 Page 5 of 7 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 12, 2003

                            ACQUISITOR  HOLDINGS (BERMUDA) LTD.

                            By:  /s/  Duncan  Soukup
                            --------------------------------
                            Name:  Duncan  Soukup
                            Title:  Deputy Chairman

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CUSIP No. 014384101                        13D                 Page 6 of 7 Pages
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                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof.

Name:                  Duncan Soukup
                       (Deputy Chairman)
Citizenship:           British
Business Address:      118 E. 25th Street, 8th Floor
                       New York, New York 10010
                       USA
Principal Occupation:  Deputy Chairman, Acquisitor

Name:                  Luke Oliver Johnson
                       (Non-Executive Director)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       Chairman, Signature Restaurants plc

Name:                  John Stanislas Albert Radziwill
                       (Chairman)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Chairman, Acquisitor
                       Director, Goldcrown Group Limited
                       Director, International Assets Holding
                       Corporation

Name:                  James Ozanne
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       Principal, Greenrange Partners
                       Director, Financial Security Assurance

Name:                  Christopher Harwood Bernard Mills
                       (Non-Executive Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Executive Director, NASCIT
                       Executive Director, American Opportunity
                       Trust
                       Director, J O Hambro Capital Management


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CUSIP No. 014384101                        13D                 Page 7 of 7 Pages
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Name:                  Peter Melhado
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       General Partner, Polaris Partners, L.P.

Name:                  Timothy James Carey Lovell
                       (Non-Executive Director and Assistant
                       Secretary)
Citizenship:           British
Business Address:      9 Walton Street
                       1st Floor
                       London
                       England SW3 2JD
Principal Occupation:  Non-Executive Director, Acquisitor